EXHIBIT 99.1
Notice to ASX/LSE

Total voting rights and issued capital

2 August 2021

In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 30 July 2021:

1.Rio Tinto plc’s issued share capital comprised 1,255,782,286 Ordinary shares of 10p each, each with one vote.

2. 7,905,357 Ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

Accordingly the total number of voting rights in Rio Tinto plc is 1,247,876,929. This figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules.

Note:
As at the date of this announcement:
(a)Rio Tinto plc has also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies;
(b)the Special Voting Share facilitates joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on joint electorate resolutions; and
(c)there are 371,216,214 publicly held Rio Tinto Limited shares in issue which do not form part of the share capital of Rio Tinto plc.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.5 Total number of voting rights and capital disclosed under article 15 of the Transparency Directive

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885